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                                  EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

     The ratio of earnings to fixed charges for the Company (including its predecessor-in-interest, Sundance Enterprises, Inc., the partnerships affiliated with Sundance Enterprises, Inc., and the Company's subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on net income from continuing operations(which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (I) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.


                                                                          YEAR ENDED
                                      3 MONTHS                           DECEMBER 31,
                                       ENDED      ------------------------------------------------------
                                       3/31/98      1997         1996         1995      1994      1993
                                      --------    --------     ---------    --------   --------  -------
                                                              (UNAUDITED, IN THOUSANDS)

Earnings:
     Net income                       $  8,936    $ 27,927     $  21,953(1) $ 13,591   $  8,924  $   288
     Add fixed charges other
     than capitalized interest           5,578      14,534        11,277       6,420      4,894    5,280
                                      --------    --------     ---------    --------   --------  -------

                                      $ 14,514    $ 42,461     $  33,230    $ 20,011   $ 13,818  $ 5,568
                                      ========    ========     =========    ========   ========  =======

Fixed Charges:
     Interest expense                 $  5,578    $ 14,534     $  11,277    $  6,420   $  4,894  $ 5,280
     Preferred OP distribution             626       2,505         1,670          --         --       --
     Capitalized interest                  150         645           380         192         58       --
                                      --------    --------      --------    --------   --------  -------

     Total fixed charges              $  6,354    $ 17,684     $  13,327    $  6,612   $  4,952  $ 5,280
                                      ========    ========     =========    ========   ========  =======

Ratio of Earnings to
     Fixed Charges:                     2.28:1      2.40:1        2.49:1      3.03:1     2.79:1   1.05:1



(1) Before extraordinary item















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